SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC  20549

                                    FORM 11-K

(Mark one)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1998

                                       OR

[ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to ____________

Commission file number 001-5480

      A. Full title of the plan and the address of the plan, if different for that the issuer named below:

               ELCO TEXTRON INC.
               PROFIT SHARING AND SAVINGS PLAN
               1111 Samuelson Road
               P.O. Box 7009
               Rockford, Illinois  61125

     B. Name of issuer of securities held pursuant to the plan and address of Its principal executive office:

               TEXTRON INC.
               40 Westminster Street
               Providence, Rhode Island  02903

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                       ELCO TEXTRON INC. PROFIT SHARING
                       AND SAVINGS PLAN

                         ELCO TEXTRON INC., Plan Administrator

DATE:  June 28, 1999               By:  /s/Mark S. Arnold
                                           Mark S. Arnold
                                           Director of Finance








                              Financial Statements
                           and Supplemental Schedules


                                Elco Textron Inc.
                         Profit Sharing and Savings Plan


                     Years ended December 31, 1998 and 1997

                                Elco Textron Inc.
                         Profit Sharing and Savings Plan

                            Financial Statements and
                             Supplemental Schedules


                     Years ended December 31, 1998 and 1997




                                    Contents


Report of Independent Auditors                                          1

Financial Statements

Statements of Net Assets Available for Benefits                         2

Statements of Changes in Net Assets Available for Benefits              4

Notes to Financial Statements                                           6

Supplemental Schedules

Line 27a - Schedule of Assets Held for Investment Purposes             11

Line 27d - Schedule of Reportable Transactions                         12




                         Report of Independent Auditors

Administrative Committee
Elco Textron Inc. Profit Sharing and Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Elco Textron Inc. Profit Sharing and Savings Plan as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998 and 1997, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998, and reportable transactions for the year then ended, are presented for purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for benefits and statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.



                                 /s/ Ernst & Young LLP
                                 ERNST & YOUNG LLP
May 5, 1999

                                Elco Textron Inc.
                         Profit Sharing and Savings Plan

                 Statement of Net Assets Available for Benefits

                                December 31, 1998



                                                          Fund Information
                            Money      George                  Textron      Equity
                           Market      Putnam       Bond        Stock       Index       Voyager      Loan        Total
                            Fund        Fund        Fund        Fund         Fund        Fund        Fund        Funds
Assets
Investments, at
 fair value:
 Shares of registered
  investment companies:
  Fixed income            $5,494,727 $        -  $13,825,588  $        -   $       -    $       -  $       -  $19,320,315
  Balanced                         - 43,304,457            -           -   3,229,664    2,887,088          -   49,421,209
 Textron Inc. common               -          -            -  21,091,557           -            -          -   21,091,557
  stock
 Participant notes                 -          -            -           -           -            -  2,247,552    2,247,552
  receivable
Total investments          5,494,727 43,304,457   13,825,588  21,091,557   3,229,664    2,887,088  2,247,552   92,080,633

Receivables:
 Interest and dividends            -          -            -      81,449           -            -          -       81,449
 Due from broker                   -          -            -     179,461           -            -          -      179,461
Total receivables                  -          -            -     260,910           -            -          -      260,910
Net assets available      $5,494,727 $43,304,457  $13,825,588 $21,352,467  $3,229,664   $2,887,088  $2,247,552  $92,341,543
 for benefits

See accompanying notes.

                                Elco Textron Inc.
                         Profit Sharing and Savings Plan

                 Statement of Net Assets Available for Benefits

                                December 31, 1997


                                                           Fund Information
                                     Money        George                       Textron
                                     Market       Putnam         Bond           Stock         Loan         Total
                                      Fund         Fund          Fund           Fund          Fund         Funds
Assets
Investments, at fair value:
 Shares of registered
  investment companies:
  Fixed income                      $5,576,828   $        -    $14,259,829     $        -   $       -    $19,836,657
  Balanced                                   -   48,397,498              -              -           -     48,397,498
 Common stocks                               -      261,014              -     17,292,250           -     17,553,264
 Preferred stocks                            -      270,272              -              -           -        270,272
 Short-term investments                     26      103,081             98          1,027           -        104,232
 Participant notes receivable                -            -              -              -   1,013,556      1,013,556
Total investments                    5,576,854   49,031,865     14,259,927     17,293,277   1,013,556     87,175,479

Receivables:
 Interest and dividends                 16,776       55,250         10,842         69,882           -        152,750

Due to (from) other fund                 6,677      (6,541)          2,235        (2,371)           -              -
Other                                  (7,505)       13,165          7,803        (1,170)           -         12,293
Cash                                         2            5            485           (10)           -            482
Net assets available for
 benefits                           $5,592,804  $49,093,744    $14,281,292    $17,359,608  $1,013,556    $87,341,004

See accompanying notes.

                                Elco Textron Inc.
                         Profit Sharing and Savings Plan

            Statement of Changes in Net Assets Available for Benefits
                              With Fund Information

                          Year ended December 31, 1998
                                                         Fund Information
                         Money      George                   Textron     Equity
                        Market      Putnam       Bond         Stock       Index      Voyager       Loan         Total
                         Fund        Fund        Fund         Fund        Fund        Fund         Fund         Funds
Additions to net
 assets attributed
 to:
 Investment income:
  Net appreciation in
   fair value of
   investments           $     -     $576,308    $191,369   $3,997,765    $110,815     $28,328      $     -   $4,904,585
  Interest and
   dividend income       273,187    4,181,279     960,859      393,497     208,718     199,716      112,264    6,329,520
Total additions          273,187    4,757,587   1,152,228    4,391,262     319,533     228,044      112,264   11,234,105

Deductions from net
 assets attributed
 to:
  Benefits paid to
   participants          423,182    2,872,752   1,842,803      869,870         536         527      192,004    6,201,674
  Administrative
   expenses                  142       31,523         137            -           6          84            -       31,892
Total deductions         423,324    2,904,275   1,842,940      869,870         542         611      192,004    6,233,566

Net increase
  (decrease)
  before transfers     (150,137)    1,853,312   (690,712)    3,521,392     318,991     227,433     (79,740)    5,000,539
Interfund transfers,
 net                      52,060  (7,642,599)     235,008      471,467   2,910,673   2,659,655    1,313,736            -
Net increase
 (decrease)             (98,077)  (5,789,287)   (455,704)    3,992,859   3,229,664   2,887,088    1,233,996    5,000,539

Net assets available
 for benefits,
 beginning of
 year                  5,592,804   49,093,744  14,281,292   17,359,608           -           -    1,013,556   87,341,004
Net assets available
 for benefits, end
 of year              $5,494,727  $43,304,457 $13,825,588  $21,352,467  $3,229,664  $2,887,088   $2,247,552  $92,341,543



See accompanying notes.

                                Elco Textron Inc.
                         Profit Sharing and Savings Plan

            Statement of Changes in Net Assets Available for Benefits
                              With Fund Information

                          Year ended December 31, 1997

                                                             Fund Information
                                         Money       George                     Textron
                                        Market       Putnam         Bond         Stock        Loan        Total
                                         Fund         Fund          Fund          Fund        Fund        Funds
Additions to net assets
 attributed to:
 Investment income:
  Net appreciation (depreciation)
   in fair value of investments         $(27,769)    $8,012,971      $71,246    $2,179,114     $    -    $10,235,562
  Interest and dividend income            351,792     1,465,685      991,359       220,512     19,693      3,049,041
                                          324,023     9,478,656    1,062,605     2,399,626     19,693     13,284,603
 Contributions:
  Participants                             99,536       649,262      141,875       199,588          -      1,090,261
  Employer                                317,994     1,039,166      270,826       307,041          -      1,935,027
                                          417,530     1,688,428      412,701       506,629          -      3,025,288
Total additions                           741,553    11,167,084    1,475,306     2,906,255     19,693     16,309,891

Deductions from net assets
 attributed to:
  Benefits paid to participants         2,641,487     2,651,115    1,307,802       443,897          -      7,044,301
  Administrative expenses                     257       304,475       66,540             -          -        371,272
Total deductions                        2,641,744     2,955,590    1,374,342       443,897          -      7,415,573

Net increase (decrease)
 before transfers                     (1,900,191)     8,211,494      100,964     2,462,358     19,693      8,894,318
Interfund transfers, net                  456,166   (6,619,270)  (2,944,364)     8,163,787    943,681              -
Net increase (decrease)               (1,444,025)     1,592,224  (2,843,400)    10,626,145    963,374      8,894,318

Net assets available for benefits,
 beginning of year                      7,036,829    47,501,520   17,124,692     6,733,463     50,182     78,446,686
Net assets available for benefits,
 end of year                           $5,592,804   $49,093,744  $14,281,292   $17,359,608  $1,013,55    $87,341,004
                                                                                                    6

See accompanying notes.

                                Elco Textron Inc.
                         Profit Sharing and Savings Plan

                          Notes to Financial Statements

                     Years ended December 31, 1998 and 1997


1. Description of the Plan

The following description of the Elco Textron Inc. Profit Sharing and Savings Plan (Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan.

General

The Plan is a defined contribution plan formed to provide profit-sharing benefits to employees of Elco Textron Inc. (the Company) and Textron Inc. All full-time employees of the Company's Corporate Division, Precision Formed Products Division, Precision Commercial Division of Camcar, Heat Treat and Finishes Division, Tool Manufacturing Division, Construction Products Division and Textron Logistics Corp. are eligible to participate in the Plan, commencing with the first annual anniversary of their employment. During 1997, the Plan was amended such that no employee shall become a participant in the Plan after April 1, 1997. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan is administered by an administrative committee consisting of not fewer than three members selected by the Board of Directors of the Company.

Contributions and Vesting

During 1997, the Plan was also amended such that all participant and employer profit-sharing and additional employer contributions were discontinued as of June 30, 1997. All participants became fully vested in the profit-sharing and additional employer contributions at June 30, 1997.

Prior to June 30, 1997, the Company annually contributed to the Plan the lesser of 10 percent of the Company's net profits for the plan year plus an additional amount, which was authorized at the discretion of its Board of Directors, or 15 percent of the aggregate compensation paid to all Plan participants for the Plan year. In addition, the Company could make an additional contribution in such amount as determined at the Board's discretion. The Company made a discretionary contribution of $562,000 during 1997. Active participants could elect to make contributions not to exceed 14 percent of their earnings prior to June 30, 1997. All contributions were discontinued June 30, 1997, when the Plan was frozen.

Investment Options

Upon enrollment in the Plan, a participant may direct employer and employee contributions in 10% increments in any of the six investment options: Money Market Fund, George Putnam Fund (formerly known as the Balanced Fund), Bond Fund (formerly known as the Mortgage and Bond Fund), Textron Stock Fund, Equity Index Fund and the Voyager Fund.

Participants may change their investment options quarterly.

Participant Accounts

The allocation of Plan income or loss to active participants is made in the same ratio that a participant's account bears to the sum of the balances of all participants' accounts, taking into consideration the dates on which additional contributions and withdrawals are made. Participant account balances are valued daily by the Plan's recordkeeper based on the value of the number of shares owned in each mutual fund.

The allocation of Company contributions and forfeitures is based on participant earnings, plus years of service, as defined by the Plan document.

Payment of Benefits

The benefit to which a participant is entitled is the benefit that can be provided from the participant's account balance. On termination of service, a participant may elect to receive either a lump-sum amount equal to the vested portion of his account, or periodic payments over a period of time as defined by the Plan.

Participant Notes Receivable

Participants may borrow an amount that does not exceed the lesser of $50,000 or one-half of their contributions. Loans must be repaid within five years and bear interest at the current prime rate plus 1%.

2. Significant Accounting Policies

Investment Valuation

The Plan's investments are stated at fair value. The shares of the registered investment companies are valued at quoted market prices which represent the net asset values of the shares held by the Plan at year end. Common stocks and preferred stocks are carried at fair value based on quoted market values. Short-term investments are reported at cost, which approximates fair value. Participant notes receivable are valued at their outstanding balances, which approximate fair value.

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Administrative Expense

Certain administrative services are provided to the Plan by the Company without charge.

3. Investments

In accordance with the terms of the trust agreement, as amended January 1, 1976, a trust fund administered by First of America Trust Company (FOA) had custody of all Plan assets, except cash and participant loans. Effective January 2, 1998, the trust agreement with FOA was terminated and NBD Bank was appointed trustee and Putnam Fiduciary Trust Company was appointed as custodian of the Plan assets. The fair value of individual investments that exceed five percent of the Plan's net assets is as follows:

                                                  1998                 1997

Textron Inc. Common Stock                 $      21,091,557        $ 17,292,250
Pegasus Bond Fund                                13,825,588          14,259,829
George Putnam Fund of Boston                     43,304,457          48,409,881
Pegasus Money Market Fund                        5,494,727            5,576,828

Plan investments (including investments bought, sold, as well as held during the year) appreciated (depreciated) in fair value by $4,904,585 and $10,235,562, as follows:

                                                         1998              1997
Investments at fair value as
 determined by quoted market
 prices:
  Common stocks                                  $   3,997,765     $ 9,360,729
  Mutual funds                                         906,820         568,420
  Preferred stocks                                           -       (106,730)
  U.S. Government and Agency                                 -         238,325
     obligations
  Corporate obligations                                      -         151,471
  Foreign bonds                                              -          23,347
                                                 $   4,904,585     $10,235,562

The Plan invested in mortgage notes receivable from certain employees of the Company in northern Illinois who may or may not be Plan participants. The Plan's policy restricted these investments to first mortgages on personal residences, including subsequent home improvements, and required approval by the administrative committee. The mortgage amount could not exceed 80 percent of the appraised value of the property for non-Plan participants. For Plan participants, the mortgage amount could not exceed 80 percent of the appraised value of the property plus 50 percent of the participant's vested benefit in their profit-sharing account. The maximum amount loaned was limited to the appraised value, but could not exceed $50,000. Interest rates ranged from 7.5% to 8.5%. The notes were granted with maturities of up to ten years and payment schedules based on periods of up to twenty-five years. At the maturity date, unpaid loan balances were reviewed by the administrative committee and, upon approval, were refinanced at prevailing interest rates. In 1997, the outstanding mortgage notes were sold at approximate cost and the Plan no longer invests in mortgage notes.

4. Income Tax Status

The Internal Revenue Service ruled on April 6, 1995, that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan
Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

5. Related-Party Transactions

During the year, the Plan had purchase and sale transactions with mutual funds administered by an affiliate of the Plan's trustee and the common stock of Textron Inc., parent company of Elco Textron Inc.




6. Plan Termination

As discussed in Note 1, the Plan was frozen effective June 30, 1997, and all participants are 100% vested in their accounts. Although it has not made a decision to do so, the Company has the right to terminate the Plan, subject to the provisions of ERISA.

7. Year 2000 (Unaudited)

The Company has determined that it will be necessary to take certain steps in order to ensure that the Plan's information systems are prepared to handle Year 2000 dates. The Company is taking a two-phase approach. The first phase addresses internal systems that must be modified or replaced to function properly. Both internal and external resources are being utilized to replace or modify existing software applications, and test the software and equipment for the Year 2000 modifications. The Company anticipates substantially completing this phase of the project by mid-1999. Costs associated with modifying software and equipment are not estimated to be significant and will be paid by the Company.

For the second phase of the project, Plan management established formal communications with its third-party service providers to determine that they have developed plans to address their own Year 2000 problems as they relate to the Plan's operations. All third-party service providers have indicated that they will be Year 2000 compliant by mid-1999. If modification of data processing systems of either the Plan, the Company, or its service providers is not completed on time, the Year 2000 problem could have a material impact on the operations of the Plan. Plan management has not developed a contingency plan, because they are confident that all systems will be Year 2000 ready.

Supplemental Schedule

                Elco Textron Inc. Profit Sharing and Savings Plan

                    Employer Identification Number 36-1033080
                                 Plan Number 010

           Line 27a - Schedule of Assets Held for Investment Purposes

                                December 31, 1998


                                              Par Value                            Current
          Identity /Description               or Shares           Cost              Value

Common stocks -
 Textron Inc.*                                      277,749       $15,274,171        $21,091,557

Short-term investments -
 Pegasus Money Market Fund                        5,494,727         5,494,727          5,494,727

Mutual funds:
 Pegasus Equity Index Fund                          127,202         3,117,238          3,229,664
 George Putnam Fund of Boston*                    2,400,469        43,199,588         43,304,457
 Putnam Voyager Fund*                               131,710         2,822,408          2,887,088
 Pegasus Bond Fund                                1,282,522        13,660,245         13,825,588
                                                                   62,799,479         63,246,797

Participant notes receivable                   7.9% to 9.5%                 -          2,247,552
                                                                  $83,568,377        $92,080,633


* Indicates party-in-interest to the Plan.

                Elco Textron Inc. Profit Sharing and Savings Plan

                    Employer Identification Number 36-1033080
                                 Plan Number 010

                 Line 27d - Schedule of Reportable Transactions

                          Year ended December 31, 1998

                                                                                           Current Value
    Identity                                                                                of Assets on        Net
    of Party                                         Purchase      Selling     Cost of      Transaction        Gain
    Involved                Description               Price         Price       Asset           Date           (Loss)

Category (iii)-Series of security transactions in excess of 5% of plan assets

Putnam              Pegasus Bond Fund                  $3,177,600    $      -   $3,177,600       $3,177,600         $   -
                                                                 -   3,875,803    3,849,777        3,875,803        26,026

Putnam              Pegasus Money                       2,005,520           -    2,005,520        2,005,520             -
                    Market Fund                                 -   2,103,597    2,103,597        2,103,597             -

Putnam              George Putnam Fund                   7,335,003           -    7,335,003        7,335,003             -
                    of Boston*                                  -  12,337,019   11,865,581       12,337,019       471,438

Textron Inc.        Common Stock*                        4,137,453           -    4,137,453        4,137,453             -
                                                                 -   4,405,205    3,434,481        4,405,205       970,724

There were no category (i), (ii) or (iv) transactions in 1998.

* Indicates party-in-interest to the Plan.






